FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐            No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.

Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Presents the Financial Statements for the Years Ended December 31, 2002 and 2001 and Independent Auditors’ Report as registered at the Brazilian Authorities” dated on April 03, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. —TELESP

Presents the Financial Statements for the Years Ended December 31, 2002 and 2001 and Independent Auditors’ Report as registered at the Brazilian Authorities

April 03, 2003 (47 pages)

For more information, please contact:

Charles E. Allen

Telesp, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL:    www.telefonica.com.br

(São Paulo—Brazil), (April 03, 2003) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby presents the Convenience Translation into English from the Original Previously Issued in Portuguese of the Financial Statements for the Years Ended December 31, 2002 and 2001 and Independent Auditors’ Report as registered at the Brazilian Authorities (CVM – Comissão de Valores Mobiliários) through the form: DFP (Demonstrativo Financeiro Padronizado).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais—R$)

	Company		Consolidated
	2002	2001	2002	2001
ASSETS

CURRENT ASSETS	4,622,941	3,605,374	4,703,820	3,665,493

Cash and cash equivalents	464,980	202,614	490,640	206,298
Trade accounts receivable, net	1,950,004	1,758,603	1,982,051	1,781,382
Loans and marketable securities	3,250	2,108	3,250	2,108
Deferred and recoverable taxes	991,348	1,060,811	1,003,093	1,074,054
Other recoverable amounts	86,366	38,183	86,860	38,753
Inventories	179,977	434,032	193,499	454,624
Temporary gains on derivatives	890,520	—	890,520	—
Other	56,496	109,023	53,907	108,274

NONCURRENT ASSETS	1,017,920	1,315,427	1,023,528	1,324,051

Loans and marketable securities	9,825	28,922	9,825	28,922
Amounts for capitalization	47,713	84,905	47,713	84,905
Deferred and recoverable taxes	690,420	954,439	698,206	963,449
Escrow deposits	197,374	144,182	197,422	144,207
Other	72,588	102,979	70,362	102,568

PERMANENT ASSETS	16,704,429	17,879,171	16,633,584	17,838,369

Investments	246,856	186,168	172,993	142,193
Property, plant and equipment, net	16,219,848	17,512,039	16,222,866	17,515,212
Deferred charges	237,725	180,964	237,725	180,964

TOTAL ASSETS	22,345,290	22,799,972	22,360,932	22,827,913

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais—R$)

	Company		Consolidated
	2002	2001	2002	2001
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES	5,155,057	6,090,588	5,167,290	6,125,558

Loans and financing	2,471,429	2,608,736	2,471,429	2,636,228
Accounts payable and accrued expenses	929,973	997,230	939,067	999,929
Taxes payable	556,503	578,472	558,527	581,370
Payroll and related charges	124,346	139,166	124,747	139,953
Profit participation	777,932	1,063,742	777,932	1,063,742
Reserve for contingencies	37,502	7,882	37,502	7,882
Other	257,372	695,360	258,086	696,454

LONG-TERM LIABILITIES	2,705,970	2,008,435	2,709,379	2,001,406

Loans and financing	2,114,968	1,367,804	2,114,968	1,367,804
Taxes payable	36,838	43,773	36,865	43,800
Reserve for contingencies	367,087	374,679	367,159	374,679
Other	187,077	222,179	190,387	215,123

SHAREHOLDERS’ EQUITY	14,482,637	14,699,323	14,482,637	14,699,323

Capital	5,978,074	5,640,184	5,978,074	5,640,184
Capital reserves	2,742,729	2,743,176	2,742,729	2,743,176
Profit reserves	471,098	763,551	471,098	763,551
Retained earnings	5,290,736	5,552,412	5,290,736	5,552,412

FUNDS FOR CAPITALIZATION	1,626	1,626	1,626	1,626

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,345,290	22,799,972	22,360,932	22,827,913

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais—R$, except for per share data)

	Company		Consolidated
	2002	2001	2002	2001
GROSS OPERATING REVENUE	13,602,503	12,119,180	13,677,097	12,198,987

Telecommunication services/sales revenue	13,602,503	12,119,180	13,677,097	12,198,987
Revenue deductions	(3,581,107)	(3,136,102)	(3,588,983)	(3,150,139)

NET OPERATING REVENUE	10,021,396	8,983,078	10,088,114	9,048,848
Cost of services provided and of sales	(5,742,846)	(4,849,189)	(5,769,782)	(4,896,410)

GROSS PROFIT	4,278,550	4,133,889	4,318,332	4,152,438
OPERATING EXPENSES	(2,169,201)	(1,933,043)	(2,206,936)	(1,954,114)

Selling	(992,774)	(819,070)	(1,009,904)	(834,552)
General and administrative	(827,350)	(836,406)	(839,867)	(861,860)
Results from investments accounted for by equity method	20,816	(21,330)	15,709	4,540
Other, net	(369,893)	(256,237)	(372,874)	(262,242)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSE	2,109,349	2,200,846	2,111,396	2,198,324
Financial expenses, net	(1,340,238)	(1,385,307)	(1,340,147)	(1,396,130)

INCOME FROM OPERATIONS	769,111	815,539	771,249	802,194
Nonoperating expense, net	(33,037)	(16,850)	(32,999)	(16,828)

INCOME BEFORE TAXES	736,074	798,689	738,250	785,366
Income and social contribution taxes	(245,480)	(282,776)	(247,656)	(269,453)
Reversal of interest on capital	585,278	1,060,392	585,278	1,060,392

NET INCOME	1,075,872	1,576,305	1,075,872	1,576,305

NUMBER OF SHARES OUTSTANDING AT BALANCE SHEET DATE (IN THOUSANDS)	493,592,280	493,665,346

EARNINGS PER THOUSAND SHARES—R$	2.18	3.19

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais—R$)

		Capital reserves			Profit reserves
	Capital	Share premium	Investment grants	Tax incentives	Legal reserve	Special reserve for dividends	Retained earnings	Total
BALANCES DECEMBER 31, 2000	5,847,983	2,740,743	1,337	188	338,488	345,892	5,189,789	14,464,420
Capital decrease from spin-off—Telefônica Data Brasil Holding S.A.	(207,799)	—	—	—	—	—	—	(207,799)
Reversal of income tax on interest on capital—tax exempt	—	—	—	—	—	356	—	356
Investment grants	—	—	1,702	—	—	—	—	1,702
Public offering of shares	—	(794)	—	—	—	—	—	(794)
Unclaimed dividends	—	—	—	—	—	—	22,070	22,070
Adjustments to retained earnings:
Post-retirement benefit plan accruals—CVM Resolution No. 371 of December 13, 2000	—	—	—	—	—	—	(144,096)	(144,096)
Income and social contribution taxes on post-retirement benefit plan accruals	—	—	—	—	—	—	47,551	47,551
Net income	—	—	—	—	—	—	1,576,305	1,576,305
Reversal of reserve for dividends	—	—	—	—	—	(346,248)	—	(346,248)
Proposed allocation of income:
Legal reserve	—	—	—	—	78,815	—	(78,815)	—
Interest on capital	—	—	—	—	—	346,248	(901,333)	(555,085)
Income tax on interest on capital	—	—	—	—	—	—	(159,059)	(159,059)

BALANCES DECEMBER 31, 2001	5,640,184	2,739,949	3,039	188	417,303	346,248	5,552,412	14,699,323
Capital increase—Annual Shareholders’ Meeting on April 3, 2002	337,890	—	—	—	—	—	(337,890)	—
Reversal of income tax on interest on capital—tax exempt	—	—	—	—	—	921	—	921
Investment grants	—	—	2,415	—	—	—	—	2,415
Public offering of shares	—	(2,862)	—	—	—	—	—	(2,862)
Unclaimed dividends	—	—	—	—	—	—	80,928	80,928
Net income	—	—	—	—	—	—	1,075,872	1,075,872
Reversal of reserve for dividends	—	—	—	—	—	(347,169)	—	(347,169)
Proposed allocation of income:
Legal reserve	—	—	—	—	53,795	—	(53,795)	—
Dividends	—	—	—	—	—	—	(441,513)	(441,513)
Interest on capital	—	—	—	—	—	—	(497,486)	(497,486)
Income tax on interest on capital	—	—	—	—	—	—	(87,792)	(87,792)

BALANCES DECEMBER 31, 2002	5,978,074	2,737,087	5,454	188	471,098	—	5,290,736	14,482,637

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais—R$)

	Company		Consolidated
	2002	2001	2002	2001
SOURCES OF FUNDS
From operations:
Net income	1,075,872	1,576,305	1,075,872	1,576,305
Items not affecting working capital	3,542,267	2,719,279	3,548,024	2,692,846

Depreciation and amortization of property, plant and equipment and deferred charges	2,809,098	2,343,047	2,809,717	2,343,529
Monetary and exchange variations on noncurrent items, net	622,199	218,872	622,199	218,872
Equity pick-up, net of dividends	(20,816)	22,364	(15,709)	(4,540)
Disposal of permanent assets	23,734	39,369	23,696	39,358
Provision for contingencies	35,511	64,890	35,580	64,890
Amortization of goodwill	32,043	32,043	32,043	32,043
Provision for loss—funds for capitalization	48,800	—	48,800	—
Provision for post-retirement benefit plans	906	—	906	—
Other	(9,208)	(1,306)	(9,208)	(1,306)

Funds provided by operations	4,618,139	4,295,584	4,623,896	4,269,151
Increase in long-term liabilities	569,010	866,939	579,376	868,252

Loans and financing	569,010	673,493	569,010	673,493
Payable to related companies	—	48,187	10,366	49,554
Post-retirement benefit plan accruals—CVM Resolution No. 371 of December 13, 2000	—	144,178	—	144,096
Other	—	1,081	—	1,109
Other sources	622,147	1,114,636	625,309	1,117,230

Spin-off—Telefônica Data Brasil Holding S.A.	—	207,799	—	207,799
Investment grants, net of taxes on income	2,415	1,702	2,415	1,702
Transfer from noncurrent to current assets	470,543	434,059	473,608	436,305
Transfer of property, plant and equipment to capitalizable amounts	—	94,505	—	94,505
Working capital merged	66,507	7,897	66,604	8,056
Unclaimed dividends	80,928	22,070	80,928	22,070
Income tax on interest on capital	921	356	921	356
Special reserve for dividends	—	346,248	—	346,248
Other	833	—	833	189

Total sources	5,809,296	6,277,159	5,828,581	6,254,633
USES OF FUNDS
Increase in noncurrent assets	197,650	619,053	197,698	631,584

Amounts for capitalization	—	84,821	—	84,821
Tax credits	44,719	143,834	44,743	155,091
Escrow deposits	38,483	22,806	38,507	22,831
Recoverable State VAT	96,209	291,414	96,209	291,414
Related parties	—	62,525	—	63,692
Other	18,239	13,653	18,239	13,735
Increase in permanent assets	1,720,764	4,602,656	1,696,312	4,545,398

Investments	52,724	68,681	27,750	9,600
Property, plant and equipment	1,570,644	4,478,437	1,571,166	4,480,260
Deferred charges	97,396	55,538	97,396	55,538
Other uses of funds	1,937,784	1,953,127	1,937,976	1,957,112

Payment of interest on capital from reserves	347,169	346,248	347,169	346,248
Interest on capital and dividends	1,026,791	1,060,392	1,026,791	1,060,392
Adjustment to retained earnings—post-retirement benefit plan accruals—CVM Resolution No. 371/00	—	96,545	—	96,545
Transfer from long-term to current liabilities	560,966	241,349	560,966	243,690
Capital decrease from spin-off of Telefônica Data Brasil Holding S.A.	—	207,799	—	207,799
Other	2,858	794	3,050	2,438

Total uses	3,856,198	7,174,836	3,831,986	7,134,094
INCREASE (DECREASE) IN WORKING CAPITAL	1,953,098	(897,677)	1,996,595	(879,461)

REPRESENTED BY
Current assets:
Beginning of year	3,605,374	2,733,923	3,665,493	2,859,630
End of year	4,622,941	3,605,374	4,703,820	3,665,493

	1,017,567	871,451	1,038,327	805,863
Current liabilities:

Beginning of year	6,090,588	4,321,460	6,125,558	4,440,234
End of year	5,155,057	6,090,588	5,167,290	6,125,558

	(935,531)	1,769,128	(958,268)	1,685,324

INCREASE (DECREASE) IN WORKING CAPITAL	1,953,098	(897,677)	1,996,595	(879,461)

The accompanying notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of

Telecomunicações de São Paulo S.A.—Telesp

São Paulo—SP—Brazil

1.	We have audited the individual (Company) and consolidated balance sheet of Telecomunicações de São Paulo S.A.—Telesp and subsidiaries as of December 31, 2002, and the related statements of income, changes in shareholders’ equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.	In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Telecomunicações de São Paulo S.A.—Telesp and subsidiaries as of December 31, 2002, and the results of their operations, the changes in shareholders’ equity, and the changes in their financial position for the year then ended in conformity with Brazilian accounting practices.

4.	The financial statements for the year ended December 31, 2001, presented for comparative purposes, were audited by other independent auditors whose report thereon, dated January 30, 2002, expressed an unqualified opinion.

5.	These financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 31, 2003

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

1.	OPERATIONS AND BACKGROUND

a)	Formation of the Company, its controlling shareholders and corporate restructuring

Telecomunicações de São Paulo S.A.—Telesp (formerly Telesp Participações S.A.—TelespPar—“TelespPar”), hereafter denominated as the “Company” or “Telesp”, was formed pursuant to article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the spin-off of Telebrás.

On July 29, 1998, the Federal Government sold, in a public auction held at the Rio de Janeiro Stock Exchange (BOVERJ), the TelespPar (holding company of Telecomunicações de São Paulo S.A.—Telesp and Companhia Telefônica da Borda do Campo—CTBC) controlling shares which were purchased by Tele Brasil Sul Participações S.A.—TBS, a consortium controlled by Telefónica Internacional S.A.—TISA (controlled by Telefônica S.A.). As a result of subsequent mergers in this consortium, on January 10, 1999, SPT Participações S.A. now holds TelespPar’s controlling shares. On November 30, 1999, as previously approved by the National Telecommunications Agency (ANATEL), the Brazilian telecommunication regulatory authority, TelespPar’s restructuring was completed, through successive mergers, as follows: (i) merger of CTBC into Telesp, (ii) merger of Telesp into TelespPar, and (iii) merger of SPT into TelespPar. After these mergers, SP Telecomunicações Holding S.A. (controlled by TISA) became the controlling shareholder of TelespPar. The name of TelespPar was changed to Telecomunicações de São Paulo S.A.—Telesp.

On June 30, 2000, the public offering for the exchange of all outstanding shares of the Company for Brazilian Depositary Receipts—BDRs, representing shares of Telefónica S.A., was concluded. As a result of this public offering and subsequent changes, on December 31, 2002 Telefónica S.A. holds, directly and indirectly, 84.34% of the common shares and 88.87% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the principal stock exchanges in Brazil. The Company is also registered with the Securities and Exchange Commission—SEC, in the United States of America, and its American Depositary Shares—ADSs, level II, are traded on the New York Stock Exchange—NYSE.

b)	The telecommunications services subsidiaries

Up to November 30, 1999, the subsidiaries Telesp and CTBC were the principal providers of local fixed line telecommunications services in the State of São Paulo, under a Federal Government concession which will expire on December 31, 2005, renewable for another period of 20 years.

Due to the corporate restructuring mentioned above and the extinction of Telesp and CTBC, after November 30, 1999, their operations were assumed by the Company from that date.

On October 29, 1999, the subsidiary Assist Telefônica S.A. was formed; its business is to provide technical assistance services, internal telecommunication network installation and maintenance, as well as the sale and rental of telephone equipment and sets.

On December 22, 1999, the Company acquired from the municipality of Ribeirão Preto, in a public auction, the controlling shares of Centrais Telefônicas de Ribeirão Preto S.A.—Ceterp (“Ceterp”), and its subsidiary Ceterp Celular S.A. On October 4, 2000, in accordance with the rules established in the privatization process, the Company concluded the acquisition, through public offering, of the common and preferred shares from minority shareholders. After these acquisitions, the Company then held 96.97% of the preferred shares and 99.85% of the common shares of Ceterp. On November 27, 2000, in accordance with the rules applicable to the Brazilian telecommunications market, Ceterp sold its subsidiary Ceterp Celular S.A. Additionally, on November 30, 2000, Ceterp was merged into the Company.

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was formed, with operations related to packet-switched data network service. On November 24, 2000, the Company made a capital increase in the subsidiary with cash and through property items related to the packet-switched data network service, including the transfer of the authorization to explore this service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was formed, resulting from a partial spin-off of the Company’s net assets. These assets were represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and accounts receivable. The objective of the formation of Telefônica Data Brasil Holding S.A. is to segregate operating activities related to packet-switched data network services, due to the operating and administrative restructuring in 2000.

2.	PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements as of December 31, 2002 and 2001 were prepared in accordance with accounting practices emanating from Brazilian corporate law, rules applicable to concessionaires of public telecommunications services, and standards and accounting procedures established by the CVM.

The consolidated financial statements include the balances and transactions of the subsidiaries Assist Telefônica S.A. and Aliança Atlântica Holding B.V.

All assets, liabilities, revenues and expenses from transactions between the consolidated companies were eliminated in consolidation.

3.	SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a)	Cash and cash equivalents

Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less. These investments are meant to be held until maturity and are recorded at cost, plus income accrued to the balance sheet date.

b)	Trade accounts receivable

Telecommunication services accounts receivable are stated at the tariff amounts on the date of rendering the service. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date. The allowance for doubtful accounts is based on amounts considered unrecoverable.

c)	Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in income, when incurred.

d)	Inventories

Stated at average acquisition cost, net of allowance for reduction in market value, and segregated into network expansion and maintenance/sale inventories. Inventories for use in network expansion are classified as “Construction in progress” under “Property, plant and equipment”. Inventories for resale or maintenance are classified as “Inventories” in current assets.

e)	Investments

Investments in subsidiaries are carried under the equity method. In the consolidated financial statements, all subsidiaries are consolidated. Other investments are recorded at cost, less a reserve for probable losses, when considered necessary.

f)	Property, plant and equipment

Stated at acquisition and/or construction cost, less accumulated depreciation.

Improvement and repair costs when increasing installed capacity or operating life are capitalized; otherwise, these costs are charged to expense in the statements of income, as incurred.

Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the public telecommunications service regulations. The principal depreciation rates are shown in Note 18.

g)	Deferred charges

Represented by preoperating expenses stated at acquisition cost for which amortization will occur after the beginning of the operations, and by merged goodwill, amortized over a period of five years. Also includes goodwill from the acquisition of the network IP business, that will be amortized over ten years.

h)	Accrued vacations

Amounts related to vacations due to employees are accrued in proportion to the period the employee is entitled to vacation.

i)	Income and social contribution taxes

Corporate income and social contribution taxes are accounted for on the accrual basis. Deferred taxes attributable to temporary differences and tax loss carryforwards are recognized as assets on the assumption of future realization, within the parameters established by CVM Instruction No. 371/02.

j)	Reserve for contingencies

Updated to the balance sheet date based on the probable amount of the loss, taking into consideration the nature of each contingency. The bases and nature of the reserves are described in Note 24.

k)	Revenue recognition

Revenues related to services rendered are accounted for on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered. Revenue from the sales of cards for public phones is deferred and recognized in income as the cards are utilized.

l)	Financial income (expense), net

Represents interest, monetary and exchange variations arising from financial investments, loans and financing obtained and granted, as well as the results from hedge operations.

Interest on capital credited/charged is also included in this caption, and, for financial statement purposes, the amounts to be paid are reversed to shareholders’ equity, as a charge to retained earnings.

m)	Post-retirement benefit plans

The Company sponsors an entity that provides pension and other post-retirement benefits to employees through a multisponsored plan. Actuarial liabilities were calculated using the projected unit credit method, as provided by CVM Resolution No. 371/00. Other considerations related to these plans are described in Note 27.

n)	Derivatives

For foreign exchange options, the premium paid is amortized over the period of validity of the contract, with temporary results recognized in the financial statements based on the expectation of continuation until maturity. The results and balances of derivative operations (exchange swaps and exchange options) are presented in Notes 7 and 31.

o)	Earnings per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

4.	OPERATING REVENUE, NET

	Company		Consolidated
	2002	2001	2002	2001
Monthly charges	3,785,676	3,205,500	3,785,574	3,205,500
Installation	110,567	242,858	110,567	242,858
Local service	2,636,976	2,439,430	2,636,976	2,439,430
Domestic long distance	4,516,237	3,714,981	4,516,237	3,714,981

Intraregional	1,347,506	1,208,827	1,347,506	1,208,827
Interregional	255,482	—	255,482	—
Network	2,913,249	2,506,154	2,913,249	2,506,154
International long distance	39,525	—	39,525	—
Use of network	1,263,046	1,378,209	1,263,046	1,378,209
Public telephone	186,568	175,948	186,568	175,948
Business communication	437,553	372,127	437,553	372,127
Sales	—	—	19,040	50,323
Other	626,355	590,127	682,011	619,611

Gross operating revenue	13,602,503	12,119,180	13,677,097	12,198,987
Taxes on gross revenue	(3,564,045)	(3,107,138)	(3,571,921)	(3,121,175)
Discounts	(17,062)	(28,964)	(17,062)	(28,964)

Net operating revenue	10,021,396	8,983,078	10,088,114	9,048,848

On June 25, 2002, through Notices No. 26,287 and No. 26,660, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 2, 2002. The local basic plan had an average increase of 8.27%, including a productivity gain of 1%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 5.02%, including a productivity gain of 4%, as established in the concession contract. The net amounts of other STFC services and products were adjusted by 9.40% on average.

5.	COST OF SERVICES PROVIDED AND OF SALES

	Company		Consolidated
	2002	2001	2002	2001
Depreciation and amortization	2,646,847	2,208,643	2,646,847	2,208,643
Personnel	296,312	224,146	297,243	226,525
Materials	35,742	53,987	35,784	54,263
Network interconnection	1,979,067	1,636,080	1,979,067	1,636,080
Outside services	599,758	621,466	614,355	637,741
Products sold	—	—	10,889	28,140
Other	185,120	104,867	185,597	105,018

Total	5,742,846	4,849,189	5,769,782	4,896,410

6.	OPERATING EXPENSES

a)	Selling

	Company		Consolidated
	2002	2001	2002	2001
Depreciation and amortization	2,162	2,310	2,162	2,310
Personnel	132,328	131,591	132,585	136,110
Materials	43,257	53,860	43,292	53,960
Outside services	422,756	304,608	434,977	315,372
Provision for doubtful accounts	366,636	306,894	371,188	306,894
Other	25,635	19,807	25,700	19,906

Total	992,774	819,070	1,009,904	834,552

b)	General and administrative

	Company		Consolidated
	2002	2001	2002	2001
Depreciation and amortization	160,089	132,094	160,708	132,576
Personnel	168,288	250,055	169,619	251,714
Materials	17,354	18,612	17,414	19,035
Outside services	469,390	395,966	478,436	405,251
Other	12,229	39,679	13,690	53,284

Total	827,350	836,406	839,867	861,860

c)	Other operating expenses, net

	Company		Consolidated
	2002	2001	2002	2001
Income	301,365	313,231	299,654	307,923

Technical and administrative services	41,717	24,575	38,775	16,549
Income from supplies	21,139	24,827	21,162	24,827
Dividends	7,945	1,853	8,759	1,853
Fines on telecommunication services	78,095	98,627	78,201	98,652
Recovered expenses	27,127	51,261	27,147	53,954
Reversal of reserve for contingencies	66,690	32,766	66,690	32,766
Other	58,652	79,322	58,920	79,322
Expenses	(671,258)	(569,468)	(672,528)	(570,165)

Supplies, including write-offs and adjustments to realizable value	(255,616)	(7,858)	(256,338)	(7,948)
Goodwill amortization—Ceterp	(32,043)	(32,043)	(32,043)	(32,043)
Donations and sponsorships	(20,956)	(12,446)	(20,977)	(12,463)
Taxes (other than on income)	(141,690)	(109,115)	(141,820)	(109,703)
Provision for contingencies	(86,017)	(103,172)	(86,087)	(103,172)
Commissions on voice and data communication services (a)	(98,248)	(83,211)	(98,248)	(83,211)
Other (b)	(36,688)	(221,623)	(37,015)	(221,625)

Net	(369,893)	(256,237)	(372,874)	(262,242)

(a)	Commissions to Telefônica Empresas S.A.

(b)	Includes approximately R$53,000 in 2001 resulting from negotiations with telecommunication concessionaires relating to interconnection services.

7.	FINANCIAL EXPENSES, NET

	Company		Consolidated
	2002	2001	2002	2001
Financial income	1,735,900	681,352	1,739,941	694,380

Income from temporary cash investments	42,172	33,857	43,252	33,859
Gains on derivative operations	1,548,372	544,675	1,550,891	557,624
Interest	92,113	62,215	92,427	62,249
Monetary/Exchange variations	22,098	23,052	22,226	23,095
Other	31,145	17,553	31,145	17,553
Financial expenses	(3,076,138)	(2,066,659)	(3,080,088)	(2,090,510)

Interest on capital	(585,278)	(1,060,392)	(585,278)	(1,060,392)
Interest on liabilities	(408,792)	(290,484)	(409,121)	(294,637)
Losses on derivative operations	(331,600)	(365,495)	(332,865)	(366,851)
Expenses on financial transactions	(65,402)	(55,932)	(65,965)	(56,719)
Monetary/Exchange variations	(1,685,066)	(294,356)	(1,686,859)	(311,911)

Net	(1,340,238)	(1,385,307)	(1,340,147)	(1,396,130)

8.	NONOPERATING EXPENSE, NET

	Company		Consolidated
	2002	2001	2002	2001
Income	106,972	31,211	107,069	31,382

Proceeds from sale of property, plant and equipment	45,741	9,202	45,838	9,362
Sale of investments	20,766	249	20,766	249
Fines	8,025	17,499	8,025	17,511
Recovery of State VAT credits from 1997	7,556	—	7,556	—
Unidentified taxes collected	24,783	—	24,783	—
Other	101	4,261	101	4,260
Expenses	(140,009)	(48,061)	(140,068)	(48,210)

Cost of property, plant and equipment disposals	(71,535)	(47,266)	(71,594)	(47,414)
Cost of investments sold	(18,706)	—	(18,706)	—
Provision for losses on funds for capitalization	(48,800)	—	(48,800)	—
Fines	(397)	(36)	(397)	(36)
Other	(571)	(759)	(571)	(760)

Net	(33,037)	(16,850)	(32,999)	(16,828)

9.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as recoverable taxes.

Reconciliation of Tax Charge to the Standard Tax Rates

The table below is a reconciliation of the reported tax charge and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in 2002 and 2001.

	Company		Consolidated
	2002	2001	2002	2001
Income before taxes	736,074	798,689	738,250	785,366

Social contribution tax:
Charge	(66,247)	(71,882)	(66,443)	(70,683)
Permanent differences:
Equity in subsidiaries	1,873	(1,919)	1,414	409
Other	12	(2,149)	85	(2,149)

Social contribution tax charge in the statement of income	(64,362)	(75,950)	(64,944)	(72,423)

Income tax:
Charge	(184,018)	(199,672)	(184,563)	(196,341)
Permanent differences:
Equity in subsidiaries	5,204	(5,333)	3,927	1,135
Other	(4,202)	(1,821)	(3,974)	(1,824)
Other items:
Incentives (cultural, employee meals and transport)	1,898	—	1,898	—

Income tax charge in the statement of income	(181,118)	(206,826)	(182,712)	(197,030)

Total (income and social contribution taxes )	(245,480)	(282,776)	(247,656)	(269,453)

The components of deferred tax assets and liabilities on temporary differences are shown in Notes 12 and 21, respectively.

10.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	2002	2001	2002	2001
Cash and banks	27,874	7,693	32,372	10,114
Temporary cash investments	437,106	194,921	458,268	196,184

Total	464,980	202,614	490,640	206,298

11.	TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	2002	2001	2002	2001
Unbilled	734,578	659,702	734,578	659,702
Billed	1,605,068	1,400,678	1,648,967	1,429,468

Gross accounts receivable	2,339,646	2,060,380	2,383,545	2,089,170
Allowance for doubtful accounts	(389,642)	(301,777)	(401,494)	(307,788)

Total	1,950,004	1,758,603	1,982,051	1,781,382

Current	1,396,466	1,189,155	1,423,460	1,217,946
Past due—1 to 30 days	353,390	310,426	355,584	310,426
Past due—31 to 60 days	106,640	92,400	107,255	92,400
Past due—61 to 90 days	39,582	41,594	39,795	41,594
Past due—91 to 120 days	24,685	26,046	24,880	26,046
Past due—more than 120 days	418,883	400,759	432,571	400,758

Total	2,339,646	2,060,380	2,383,545	2,089,170

The Company has receivable and payable balances under negotiation with Empresa Brasileira de Telecomunicações S.A.—Embratel (long-distance operator). Amounts receivable and payable are recorded based on studies prepared by the Company; significant changes to such amounts are not expected. The related amounts receivable from Embratel are shown as current in the table above, amounting to R$68,258 as of December 31, 2002.

12.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	2002	2001	2002	2001
Income tax withheld at source	87,876	123,274	88,207	125,904
Prepaid income tax	84,076	158,619	87,068	158,718
Prepaid social contribution tax	38,770	72,469	39,532	72,505
Deferred taxes	1,126,901	1,333,946	1,139,244	1,347,969

Tax loss carryforward credits	140,375	155,438	146,081	162,063
Social contribution tax loss credits	50,396	55,705	52,451	58,090
Tax credit from corporate restructuring	483,297	754,902	483,297	754,902
Reserve for contingencies	121,208	97,470	121,233	97,470
Post-retirement benefit plans	49,329	47,579	49,329	47,579
Income tax on other temporary differences	208,233	164,364	211,638	168,050
Social contribution tax on other temporary differences	74,063	58,488	75,215	59,815
State VAT	344,145	326,942	346,205	329,723
Other	—	—	1,043	2,684

Total	1,681,768	2,015,250	1,701,299	2,037,503

Current	991,348	1,060,811	1,003,093	1,074,054
Noncurrent	690,420	954,439	698,206	963,449

State VAT (ICMS)

Refers to credits on the acquisition of the property, plant and equipment items; recovery occurs in 48 months.

Deferred income and social contribution tax credits

The Company has assets of R$190,771, representing income and social contribution tax loss carryforwards of R$561,500 and R$559,956 (remaining balances from December 31, 1999), respectively. According to the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of these future profits. Accordingly, to utilize the existing income and social contribution tax loss carryforwards, it will be necessary to generate taxable income of R$1,871,667 and R$1,866,520, respectively.

Considering the existence of taxable income in four out of the last five fiscal years and the expected generation of taxable income discounted to present value, based on a technical feasibility study, as provided for in CVM Instruction No. 371/02, the Company estimates the realization of such deferred tax credits as of December 31, 2002, as follows:

Year	Company	Consolidated
2003	510,938	515,495
2004	467,273	475,059
2005	80,360	80,360
2006	68,330	68,330

Total	1,126,901	1,139,244

The recoverable amounts above are based on projections that are subject to changes in the future.

Merged tax credit

The corporate restructuring in 1999 was carried out so as to avoid that the amortization of the merged goodwill would adversely affect the Company’s future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital.

The accounting records maintained for the Company’s corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit. The balances are as follows:

	Company/Consolidated
	2002	2001
Goodwill	1,464,536	2,263,374
Reserve	(981,239)	(1,508,472)

Net	483,297	754,902

Goodwill amortization	798,838	798,838
Reversal of reserve	(527,233)	(527,233)
Tax credit	(271,605)	(271,605)

Effect on income	—	—

As shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, had no effect on net income and, consequently, on the calculation basis for mandatory minimum dividends.

For a better presentation of the Company’s financial position and results of operations, the net amount of R$483,297 (R$754,902 as of December 31, 2001) which, in essence, represents the merged tax credit, was recorded in the balance sheet as current assets (R$271,605 as of December 31, 2002 and 2001) and noncurrent assets (R$211,692 as of December 31, 2002 and R$483,297 as of December 30, 2001), under the caption “Deferred and recoverable taxes”. Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as operating income and expense in the statements of income.

13.	LOANS AND MARKETABLE SECURITIES

	Company/Consolidated
	2002	2001
Repassed foreign currency loans	5,977	4,068
Tax incentives, net of allowance	411	20,771
Amounts linked to National Treasury securities	6,683	6,187
Other	4	4

Total	13,075	31,030

Current	3,250	2,108
Noncurrent	9,825	28,922

14.	OTHER RECOVERABLE AMOUNTS

	Company		Consolidated
	2002	2001	2002	2001
Advances to employees	4,093	9,319	4,102	9,430
Advances to suppliers	56,181	1,323	56,621	1,763
Other advances	24,879	25,001	24,879	25,001
Other	1,213	2,540	1,258	2,559

Total current	86,366	38,183	86,860	38,753

15.	INVENTORIES

	Company		Consolidated
	2002	2001	2002	2001
Consumable supplies	169,211	203,977	169,332	204,050
Resale items	243,313	226,269	256,714	246,811
Scrap	778	1,168	778	1,168
Public telephone prepaid cards	1,862	3,490	1,862	3,490
Allowance for reduction to market value	(235,187)	(872)	(235,187)	(895)

Total	179,977	434,032	193,499	454,624

The adjustment of materials for resale to market value was based on a combination of factors that affected the telecommunications sector during the year, hindering sales.

16.	OTHER ASSETS

	Company		Consolidated
	2002	2001	2002	2001
Prepaid expenses	45,665	79,929	45,679	79,935
Receivables from related companies	52,699	97,043	50,459	95,516
Other	30,720	35,030	28,131	35,391

Total	129,084	212,002	124,269	210,842

Current	56,496	109,023	53,907	108,274
Noncurrent	72,588	102,979	70,362	102,568

17.	INVESTMENTS

	Company		Consolidated
	2002	2001	2002	2001
In subsidiaries/affiliates carried under the equity method	153,070	94,036	6,638	9,600

Aliança Atlântica Holding B.V.	74,024	41,272	—	—
Assist Telefônica S.A.	72,408	43,164	—	—
Companhia AIX de Participações	6,638	9,600	6,638	9,600
Investments carried at cost	93,786	92,132	166,355	132,593

Portugal Telecom	75,362	75,362	147,931	115,823
Other companies	29,627	35,722	29,627	35,722
Other investments	3,360	3,360	3,360	3,360
Tax incentives	15,164	77,934	15,164	77,934
Allowance for losses	(29,727)	(100,246)	(29,727)	(100,246)

Total	246,856	186,168	172,993	142,193

The principal financial information on the subsidiaries/affiliates, as of December 31, 2002 and 2001, is as follows:

	2002			2001
	Aliança Atlântica	Assist Telefônica	Companhia AIX (a)	Aliança Atlântica	Assist Telefônica	Companhia AIX
Paid-up capital	148,048	94,000	69,227	82,544	69,027	30,000

Subscribed capital	148,048	94,000	74,000	82,544	94,000	30,000
Unpaid capital	—	—	(4,773)	—	(24,973)	—
Accumulated deficit	—	(21,592)	(53,257)	—	(25,863)	—

Shareholders’ equity	148,048	72,408	15,970	82,544	43,164	30,000

Number of subscribed shares	88,148	94,000	74,000	88,148	94,000	9,600
Number of unpaid shares	—	—	(4,773)	—	(24,973)	—

Number of paid-up shares	88,148	94,000	69,227	88,148	69,027	9,600

Number of common shares owned	44,074	94,000	23,680	44,074	69,027	9,600
Ownership	50%	100%	32%	50%	100%	32%

(a)	Balance as of November 30, 2002. Total unpaid capital is R$4,773, and refers to the other controlling shareholders. For the Company’s investment purposes, total shareholders’ equity includes unpaid capital.

The equity method pick-up for the Company is as follows:

	2002	2001
Aliança Atlântica (exchange variation)	33,587	4,560
Assist Telefônica	4,271	(25,890)
Companhia AIX de Participações	(17,042)	—

Total	20,816	(21,330)

As of June 30, 2001, the property accounts included amounts related to advances to Barramar S.A. for cable rights of way. In August 2001, a Private Instrument for Assignment of Credits and Other Covenants was entered into, under which credits amounting to R$94,505 of the Company became due from Companhia AIX de Participações, payable with shares to be issued by that company. On November 20, 2001, a capital increase of R$30,000 was authorized, of which R$9,600 represented the Company’s portion. On April 29, 2002, a new capital increase in the amount of R$44,000 was authorized, according to the 6th Minute of the Extraordinary Shareholders’ Meeting; the Company’s share was R$14,080.

A net portion of R$84,905 is recorded as “Amounts for capitalization” in noncurrent assets, increased by the Long-term Interest Rate (TJLP) disclosed by the Brazilian Central Bank (BACEN), totaling R$96,513 as of December 31, 2002. In October 2002, an allowance for losses of R$48,800 was recognized, leaving a net balance of R$47,713.

18.	PROPERTY, PLANT AND EQUIPMENT, NET

	Company
		2002			2001
	Annual depreciation rates—%	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		35,686,423	(19,997,236)	15,689,187	33,267,251	(17,295,123)	15,972,128

Switching and transmission equipment	12.50	14,777,948	(9,056,767)	5,721,181	13,585,220	(7,725,725)	5,859,495
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,929,261	(6,507,921)	4,421,340	10,330,928	(5,762,248)	4,568,680
Transmission equipment—modems	20.00	446,474	(242,936)	203,538	326,839	(99,742)	227,097
Underground and marine cables, poles and towers	5.00 to 6.67	378,135	(168,482)	209,653	343,687	(153,040)	190,647
Subscriber, public and booth equipment	12.50	1,510,583	(637,685)	872,898	1,337,998	(512,924)	825,074
Electronic data processing equipment	20.00	431,934	(300,928)	131,006	466,343	(282,652)	183,691
Buildings and underground cables	4.00	6,197,243	(2,766,218)	3,431,025	6,037,773	(2,537,197)	3,500,576
Vehicles	20.00	60,359	(53,351)	7,008	71,574	(62,361)	9,213
Land	—	243,918	—	243,918	239,024	—	239,024
Other	10 to 20	710,568	(262,948)	447,620	527,865	(159,234)	368,631
Construction in progress	—	530,661	—	530,661	1,539,911	—	1,539,911

Total		36,217,084	(19,997,236)	16,219,848	34,807,162	(17,295,123)	17,512,039

Average depreciation rates—%				10.57			10.24

Assets fully depreciated				8,544,004			7,326,853

	Consolidated
		2002			2001
	Annual depreciation rates—%	Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		35,690,635	(19,998,430)	15,692,205	33,270,918	(17,295,699)	15,975,219

Switching and transmission equipment	12.50	14,777,948	(9,056,767)	5,721,181	13,585,220	(7,725,725)	5,859,495
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,931,127	(6,508,272)	4,422,855	10,332,473	(5,762,428)	4,570,045
Transmission equipment—modems	20.00	446,474	(242,936)	203,538	326,839	(99,742)	227,097
Underground and marine cables, poles and towers	5.00 to 6.67	378,135	(168,482)	209,653	343,687	(153,040)	190,647
Subscriber, public and booth equipment	12.50	1,510,588	(637,686)	872,902	1,338,001	(512,924)	825,077
Electronic data processing equipment	20.00	432,942	(301,337)	131,605	467,344	(282,860)	184,484
Buildings and underground cables	4.00	6,197,243	(2,766,218)	3,431,025	6,037,773	(2,537,197)	3,500,576
Vehicles	20.00	60,374	(53,353)	7,021	71,574	(62,361)	9,213
Land	—	243,918	—	243,918	239,024	—	239,024
Other	10 to 20	711,886	(263,379)	448,507	528,983	(159,422)	369,561
Construction in progress	—	530,661	—	530,661	1,539,993	—	1,539,993

Total		36,221,296	(19,998,430)	16,222,866	34,810,911	(17,295,699)	17,515,212

Average depreciation rates—%				10.57			10.25

Assets fully depreciated				8,544,004			7,326,853

19.	DEFERRED CHARGES

Deferred charges as of December 31, 2002 and 2001 are comprised as follows:

	Company/Consolidated
	2002	2001
Preoperating expenses	73,143	55,537

Cost	81,735	55,537
Accumulated amortization	(8,592)	—
Merged goodwill—Ceterp S.A.	93,384	125,427

Cost	187,951	187,951
Accumulated amortization	(94,567)	(62,524)
Goodwill on the acquisition of the IP network	71,198	—

Total	237,725	180,964

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in May 2002, over a period of five years.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

On December 11, 2002, the Company published a relevant event, in conformity with CVM Instruction No. 358 of January 3, 2002, regarding the acquisition of the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. The total amount of the transaction is R$143,910, based on an appraisal report issued by independent appraisers. The portion of the acquired business which refers to the customer portfolio was treated as goodwill and recorded in deferred charges. According to the appraisal report, this goodwill, the economic basis of which is the expected future profitability, is amortizable over 120 months.

20.	LOANS AND FINANCING

Composition

		Annual interest rate—%		Consolidated balance as of December 31, 2002
	Currency		Maturity	Current	Long term	Total
Mediocrédito	US$	1.75	2014	13,318	111,586	124,904
CIDA	CAN$	3.00	2005	756	819	1,575
Comtel	US$	10.75	2004	34,147	1,095,323	1,129,470
Other loans in foreign currency			To 2005	2,006,473	907,240	2,913,713
Local currency		CDI	2003	416,735	—	416,735

Total				2,471,429	2,114,968	4,586,397

		Annual interest rate—%		Consolidated balance as of December 31, 2001
	Currency		Maturity	Current	Long term	Total
Mediocrédito	US$	1.75	2014	7,605	80,261	87,866
CIDA	CAN$	3.00	2005	341	644	985
Comtel	US$	10.75	2004	22,425	719,324	741,749
EDC II	US$	Libor + 1.00	2002	13,941	—	13,941
EDC III	US$	Libor + 1.00	2002	14,716	—	14,716
Loans from related companies				1,032,826	—	1,032,826
Other loans in foreign currency			To 2004	1,544,374	567,575	2,111,949

Total				2,636,228	1,367,804	4,004,032

CDI—Interbank deposit rates.

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate—%	Consolidated balance as of December 31, 2002
Resolution No. 2,770	US$	1.00 to 2.55	1,577,250
Resolution No. 2,770	JPY	1.05	363,896
Resolution No. 4,131	US$	7.34 to 8.50	216,869
Resolution No. 4,131	US$	Libor + 1.00 to 3.13	148,987
Import financing	US$	4.00 to 9.47	86,525
Import financing	US$	Libor + 0.25 to 1.75	83,522
Debt assumption	US$	4.55 to 27.50	436,664

Total			2,913,713

	Currency	Annual interest rate—%	Consolidated balance as of December 31, 2001
Resolution No. 2,770	US$	2.84 to 12.00	1,084,795
Resolution No. 2,770	JPY	0.80 to 4.50	253,971
Resolution No. 4,131	US$	Libor + 1.00 to 8.50	283,298
Import financing	US$	Libor + 0.15 to 1.40	165,736
Debt assumption	US$	Libor + 0.50 to 11.68	324,149

Total			2,111,949

Loans and financing with Comtel are guaranteed by Telebrás and those with Mediocrédito are guaranteed by the Federal Government.

Long-term debt maturities

Year	2002
2004	1,927,136
2005	97,500
2006	10,627
2007	10,627
Thereafter	69,078

Total	2,114,968

21.	TAXES PAYABLE

	Company		Consolidated
	2002	2001	2002	2001
Taxes on income:
Income tax payable	62,098	130,495	62,704	130,896
Social contribution tax payable	22,779	48,348	23,005	48,490
Indirect taxes:
Value-added taxes (State taxes)	448,208	390,424	448,478	390,970
Taxes on revenue	47,834	40,317	48,193	40,463
Other	12,422	12,661	13,012	14,351

Total	593,341	622,245	595,392	625,170

Current	556,503	578,472	558,527	581,370
Long term	36,838	43,773	36,865	43,800

22.	PAYROLL AND RELATED CHARGES

	Company		Consolidated
	2002	2001	2002	2001
Salaries and other compensation	18,397	19,274	18,446	19,422
Payroll charges	60,660	60,532	60,846	60,774
Benefits	4,588	14,154	4,593	14,203
Employee profit sharing	40,701	45,206	40,862	45,554

Total	124,346	139,166	124,747	139,953

23.	PROFIT PARTICIPATION

	Company/Consolidated
	2002	2001
Interest on capital	649,875	1,051,925

Telefónica S.A.	—	214,619
Telefónica Internacional S.A.	327,402	344,309
SP Telecomunicações Holding S.A.	107,866	183,807
Tele Ibero Americana Ltda.	—	35,060
Minority shareholders	214,607	274,130
Dividends	128,057	11,817

Telefónica Internacional S.A.	76,704	—
SP Telecomunicações Holding S.A.	13,809	—
Minority shareholders	37,544	11,817

Total	777,932	1,063,742

24.	RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the companies merged, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. Company management, based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable, as follows:

	Company		Consolidated
Nature	2002	2001	2002	2001
Labor	116,568	80,140	116,640	80,140
Tax	241,607	284,116	241,607	284,116
Civil	46,414	18,305	46,414	18,305

Total	404,589	382,561	404,661	382,561

Current	37,502	7,882	37,502	7,882
Long term	367,087	374,679	367,159	374,679

24.1.	Labor contingencies

The Company has various labor contingencies, with R$116,568 reserved to cover probable losses. The amounts involved and respective degree of risk are as follows:

Risk	Amount
Telesp:
Remote	793,739
Possible	291,666
Probable	116,568
Assist Telefônica:
Remote	1,077
Possible	33
Probable	72

Total	1,203,155

These contingencies involve various actions, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced company and job hazard premium, among others.

24.2.	Tax contingencies

Regarding tax issues, the following aspects should be considered:

(i)	The possible existence of differences as regards the interpretation of the application of taxes to certain revenue accounts.

(ii)	Recognition of the principal taxes, pending future approval by the tax authorities, is subject to the full extinguishment of the tax obligation after the five-year expiration period from the date of such recognition.

(iii)	The lack of agreement in the interpretation of tax legislation may lead to litigation which, if concluded by the judiciary in favor of the taxpayer, may result in amounts receivable for the Company.

Risk	Amount
Remote	447,007
Possible	982,079
Probable	241,607

Total	1,670,693

The Company has reserved R$241,607 to cover probable losses. The principal legal proceedings for which the risk is considered as remote, possible or probable by Company management and its legal counsel are:

•	Claims by the National Institute of Social Security (INSS), amounting to R$476,200, referring to:

-	Collection of the Work Accident Insurance (SAT) and the assessment of joint liability for social security contributions allegedly not paid by contracted third parties, for which the risk is considered possible but not probable, amounting to approximately R$317,300, not reserved by the Company.

-	Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the government’s economic stabilization plans, “Plano Verão” and “Plano Bresser”, amounting to approximately R$110,000, for which the risk is considered possible but not probable.

-	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA), and Brazilian Mini and Small Business Supporting Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, amounting to approximately R$48,900, for which the risk is considered possible but not probable.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$537,900, referring to:

-	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) supposedly due on international long-distance calls amounting to approximately R$134,300 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible, but not probable, risk, and to R$142,300 for the period from April 1998 to December 1999, considered as a remote risk.

-	Assessment, on February 29, 2000, demanding payment of the ICMS supposedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$228,300, considered as a remote risk, not reserved by the Company.

-	Assessment, on July 2, 2001, demanding the difference in ICMS paid without late-payment penalty, amounting to R$4,400, considered as a possible, but not probable, risk, not reserved by the Company.

-	Judicial proceeding by the Secretary of Finance referring to the anticipated advantage of VAT credits related to the acquisition of merchandise for consumption and of permanent assets, in the amount of R$28,600, for which the risk is considered possible but not probable; however, the Company has maintained the reserve previously recognized by Ceterp.

•	Litigation at the Federal and Municipal levels in the amount of R$221,104:

-	The Company filed an action challenging, through November 2002, the expansion of the calculation basis for taxes on revenue (COFINS and PIS) with the inclusion of financial income, securitization, and exchange variation, instead of only on operating revenues. Although there is a preliminary injunction suspending the change in the calculation basis, the Company considers this issue as a probable loss and has recognized a reserve in the amount of R$124,200, in case the initial judicial interpretation does not prevail.

-	FINSOCIAL, now COFINS, was a tax on gross operating revenues, originally created with a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, as they led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$18,900, which was considered as a possible, but not probable, loss, not reserved by the Company.

-	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$67,600.

-	In addition to the contingencies mentioned above, the Company has at the Federal level an injunction in the amount of R$2,200, related to CPMF, and at the municipal level issues related to IPTU (real estate tax) in the amount of R$604, both reserved by the Company.

-	The City of São Paulo assessed the Company, alleging supposed differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$7,600. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible, but not probable.

24.3.	Civil contingencies

Risk	Amount
Telesp:
Remote	187,947
Possible	106,898
Probable	46,414
Assist Telefônica:
Remote	1,167
Possible	53

Total	342,479

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$474,068.

These contingencies were considered as a possible, but not probable, risk by Company management and its legal counsel, an amount not being attributed to the possible risk in the table above, because for these public civil class actions, in the event of loss, there is no way to estimate the loss for the Company; also, an amount equivalent to the amount of the litigation cannot be considered. In this situation, there are also possessory actions and court injunctions, actions ordinarily made against administrative or judicial actions without an intrinsic amount, but that can have favorable or unfavorable effects that would unlikely be calculated or specified. Also in this situation there are demands in which the Company is the plaintiff.

25.	OTHER LIABILITIES

	Company		Consolidated
Nature	2002	2001	2002	2001
Liabilities with affiliated companies	56,810	149,940	60,120	142,884
Post-retirement benefit plans	145,084	144,178	145,084	144,178
Unrealized losses on derivative operations	—	297,012	—	297,911
Third-party retentions	144,049	277,391	144,577	277,528
Other payables	98,506	49,018	98,692	49,076

Total	444,449	917,539	448,473	911,577

Current	257,372	695,360	258,086	696,454
Long term	187,077	222,179	190,387	215,123

26.	SHAREHOLDERS’ EQUITY

a)	Capital

Capital as of December 31, 2002 is R$5,978,074 (R$5,640,184 on December 31, 2001). Subscribed and paid-up capital is represented by shares without par value, distributed as follows:

Outstanding shares:
Common shares	165,320,206,602
Preferred shares	328,272,072,739

Total outstanding shares	493,592,279,341

Treasury shares:
Common shares	721,629,917
Preferred shares	81,817,382

Total treasury shares	803,447,299

Total shares:
Common shares	166,041,836,519
Preferred shares	328,353,890,121

Total	494,395,726,640

Book value per thousand shares outstanding—R$	29.34

Preferred shares are nonvoting but have priority in the redemption of capital and payment of dividends of 10% higher than those attributable to common shareholders, as prescribed by Law No. 6,404/76, amended by Law No. 10,303/01.

b)	Capital reserves

Premium on subscription of shares

This reserve represents the amount exceeding book value of the shares arising from issuance or capitalization on the date of issuance.

Donations and investment grants

Represents amounts received as donations concerning property additions resulting from plant expansion for telecommunication services.

Other capital reserves

Represented by tax incentive investments.

c)	Profit reserves

Legal reserve

This reserve is mandatorily established by the Company at 5% of annual net income, up to 20% of capital. This reserve may only be used to increase capital or to offset an accumulated deficit.

d)	Retained earnings

Net income for the year was fully allocated to profit reserves and dividends, and, as a consequence, part of retained earnings from prior years was also used in the amount of R$4,714.

Under Law No. 10,303/01, net income for the year shall be fully allocated under the situations prescribed in Law No. 6,404/76. The balance of retained earnings as of December 31, 2002 was determined prior to the amendment to the referred law.

e)	Dividends

According to the Company’s bylaws, dividends of at least 25% of adjusted net income should be distributed for each year ended December 31, provided the amounts are available. Preferred shares have priority to the annual dividend.

Dividends are calculated pursuant to the Company’s bylaws and in conformity with corporate law. For 2002 and 2001, dividends and interest on capital were calculated, as follows:

	2002	2001
Statutory minimum dividends calculated based on adjusted net income:
Net income	1,075,872	1,576,305
Allocation to legal reserve	(53,795)	(78,815)

Adjusted net income	1,022,077	1,497,490

Statutory minimum dividends of 25%	272,513	374,372

Common shares	85,582	125,373
Preferred shares (including 10% more than common shares)	186,931	248,999
Interest on capital	585,278	1,060,392
Interim dividends declared in October 2002	339,000	—
Additional dividends proposed	102,513	—

Total dividends paid and declared	1,026,791	1,060,392

	2002		2001
Amounts per thousand shares—R$	Gross	Net	Gross	Net
Interest on capital	1.185751	1.007889	2.147997	1.825797

	2002
Amounts per thousand shares—R$	Common	Preferred
Interest on capital—net of income tax	1.007889	1.007889
Interim dividends declared in October 2002	0.686700	0.686700
Additional dividends	0.089062	0.089062

	1.783651	1.783651
Additional dividends—10% over common shares—article 7 of the bylaws	—	0.178365

	1.783651	1.962016

	2002	2001
Number of outstanding shares—in thousands	493,592,279	493,665,346

Common shares	165,320,206	165,322,470
Preferred shares	328,272,073	328,342,876

f)	Interest on capital

As proposed by management, in December 2002 and 2001, interest on capital was recognized to be included in full in dividends, pursuant to article 9 of Law No. 9,249/95, net of withholding tax at source, after approval at the Annual Shareholders’ Meeting.

This was determined as follows:

	2002	2001
Interest on capital	585,278	1,060,392

Common shares	196,029	355,112
Preferred shares	389,249	705,280
Withholding tax at source	(87,792)	(159,059)

Interest on capital included in dividends	497,486	901,333

Tax exempt shareholders will receive interest on capital in full, not subject to withholding tax.

Dividends and interest on capital credited in the year 2002 are higher than the mandatory minimum dividend established by the Company’s bylaws and article 202 of Law No. 6,404/76. Additional dividends of 10% over common shares are credited to preferred shareholders, as prescribed by article 17 of Law No. 6,404/76, amended by Law No. 10,303/01.

g)	Payment of dividends and interest on capital

Company management approved, in September 2002, the reversal of the “Special reserve for dividends”, recorded in 2001, in the amount of R$346,248, plus withholding income tax for the tax-immune and exempt shareholders, totaling R$347,169, to be paid by the end of 2002, beginning October 10, 2002, in the name of those shareholders holding shares as of December 31, 2001.

As approved by the Board of Directors on October 4, 2002, interim dividends based on the financial statements as of June 30, 2002, in the amount of R$339,000, were paid beginning October 24, 2002.

Management will submit to the Shareholders’ Annual Meeting a proposal for payment of interest on capital in the net amount of R$497,486 and additional dividends in the amount of R$102,513 during the year 2003.

h)	Unclaimed dividends

Dividends and interest on capital unclaimed by the shareholders are transferred to retained earnings.

27.	POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Due to the end of unification in December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan) which covers approximately 2% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 13.5% of payroll of employees covered by the plan, of which 12% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other 98% of Telesp’s employees, there is an individual defined contribution plan—Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for the costs of all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The Visão Telesp Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of some employees of the former CTB—Companhia Telefônica Brasileira.

In 2002, the Company made contributions to the PBS Telesp Plan in the amount of R$209 (R$216 in 2001) and the Visão Telesp Plan in the amount of R$21,382 (R$17,534 in 2001).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 22% of its employees. Assist’s contributions to that plan totaled R$27 (R$85 in 2001).

As provided under CVM Resolution No. 371, of December 13, 2000, the Company elected to recognize the actuarial liabilities as a direct charge to shareholders’ equity as of December 31, 2001, net of related tax effects. As of December 31, 2002, the Company opted to immediately recognize all actuarial gains and losses in current income. Regarding the actuarial valuation of the plans, the Company selected the projected unit credit method, considering the plans’ assets as of November 30, 2002 and November 30, 2001, respectively. For the multisponsored plans (PAMA and PBS-A), the apportionment of the plans’ assets was made in accordance with the Company’s actuarial liabilities, in relation to the total liabilities of the plan.

The accrual for the plans as of December 31, 2002 and 2001 is as follows:

Plan	2002	2001
PBS—Telesp	48,806	4,559
PAMA	96,278	139,619

Total Company	145,084	144,178
Visão Assist (*)	(13)	(82)

Total Consolidated	145,071	144,096

(*)	Actuarial asset.

a)	Reconciliation between assets and liabilities

	2002
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	117,983	173,262	624,904	38
Fair value of assets	69,177	76,984	780,620	51

Liabilities (assets), net	48,806	96,278	(155,716)	(13)

	2001
	PBS/Visão- Telesp/CTB	PAMA (i)	PBS-A (i) (ii)	Visão Assist
Total actuarial liabilities	73,248	205,851	599,305	32
Fair value of assets	68,689	66,232	646,129	114

Liabilities (assets), net	4,559	139,619	(46,824)	(82)

(i)	Refers to the proportional participation of Telesp in the assets and liabilities of the multisponsored plans PAMA and PBS-A.

(ii)	Despite the surplus of PBS-A as of December 31, 2002 and 2001, no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus, in addition to the fact that this is a noncontributory plan, which prevents a reduction of the sponsor’s contributions in the future.

b)	Expenses recognized in income

	2002
	PBS/Visão- Telesp/CTB	PAMA	Visão Assist
Service cost	2,798	—	8
Interest cost	7,162	12,112	3
Expected return on assets	(6,847)	(3,735)	(11)
Employees’ contributions	(281)	—	—

Total	2,832	8,377	—

c)	Change in net actuarial liabilities (assets)

	2002
	PBS/Visão- Telesp/CTB	PAMA	Visão Assist
Liabilities (assets), net—December 31, 2001	4,559	139,619	(82)
Expenses for 2002	2,832	8,377	—
Companies’ contributions for 2002	(1,682)	(27)	(5)
Recognition of (gains) losses for the year	43,097	(51,691)	74

Liabilities (assets), net	48,806	96,278	(13)

d)	Change in actuarial liabilities

	2002
	PBS/Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
Actuarial liability as of December 31, 2001	73,248	205,851	599,305	32
Cost of current service	2,798	—	—	8
Interest on actuarial liabilities	7,161	12,112	65,103	3
Benefits paid during the year	(3,504)	(6,239)	(53,300)	—
Actuarial (gains) losses for the year	38,280	(38,462)	13,796	(5)

Actuarial liability as of December 31, 2002	117,983	173,262	624,904	38

e)	Change in plan assets

	2002
	PBS/Visão- Telesp/CTB	PAMA	PBS-A	Visão Assist
Fair value of plan assets at December 31, 2001	68,689	66,232	646,129	114
Benefits paid in the year	(3,504)	(6,239)	(53,300)	—
Sponsor’s contributions in the year	1,807	27	—	4
Return on plan assets in the year	2,185	16,964	187,791	(67)

Fair value of plan assets at December 31, 2002	69,177	76,984	780,620	51

f)	Actuarial assumptions

	Annual rates—2002 (*)
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	10.24%	11.30%	11.30%
Expected return on plan assets	10.24%	14.45%	14.45%
Future salary increase rate	6.08%	8.15%	8.15%
Inflation	4.00%	5.00%	5.00%
Medical cost increase rate	N/A	10.62%	N/A
Benefit growth rate	4.00%	5.00%	5.00%
Mortality rate	GAM-71	UP84 with a year of aggravation	UP84 with a year of aggravation
Disability mortality rate	RRB1944	—	—
Disability rate	RRB1944	Mercer rate	N/A
Married active participants on retirement date	95%	—	—
Number of active participants and dependents	—	96	—
Number of participants’ beneficiaries	—	5.754	5.420
Number of PBS—Telesp Plan active participants	139	—	—
Number of PBS—Telesp Plan retired participants	676	—	—
Number of dependent groups of retirees—PBS—Telesp	177	—	—
Number of active participants of Visão Telesp Plan (including self-sponsored)	9,266	—	—
Number of active participants of Visão Assist Plan	7	—	—

	Annual rates—2001 (*)
	PBS/Visão Telesp/Visão Assist/CTB	PAMA	PBS-A
Rate used for present value discount of actuarial liabilities	6.00%	6.00%	6.00%
Expected return on plan assets	6.00%	6.00%	9.00%
Future salary increase rate	2.00%	2.00%	3.00%
Medical cost increase rate	N/A	4.00%	N/A
Benefit growth rate	0.00%	0.00%	0.00%
Mortality rate	GAM-71	GAM-71	UP84 with a year of aggravation
Disability mortality rate	RRB1944	—	—
Disability rate	RRB1944	RRB1944	N/A
Married active participants on retirement date	95%	—	—
Number of participants’ beneficiaries	—	4,478	5,432
Number of PBS—Telesp Plan active participants	218	—	—
Number of PBS—Telesp Plan retired participants	279	—	—
Number of dependent groups of retirees—PBS—Telesp	16	—	—
Number of active participants of Visão Telesp Plan (including self-sponsored)	10,478	—	—
Number of active participants of Visão Assist Plan	47	—	—

(*)	In 2002, nominal rates were used while in 2001 actual rates were adopted.

28.	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

The principal balances of assets and liabilities with related parties originate from transactions with the controlling group, made under usual market conditions for this type of operation:

	Consolidated
	2002	2001
Assets:
Current assets	28,266	36,763

Trade accounts receivable	6,690	33,548
Other recoverable amounts	18,173	96
Other credits	3,403	3,119
Noncurrent assets	94,769	177,206

Amounts for capitalization	47,713	84,905
Credits with related parties	47,056	92,301

Total assets	123,035	213,969

Liabilities:
Current liabilities	532,657	1,913,263

Accounts payable	56,728	28,739
Loans and financing	—	1,032,826
Profit participation—interest on capital	435,267	777,795
Third-party retentions	2,076	4,022
Payables to related companies	38,586	69,881
Long-term liabilities	26,654	49,901

Payables to related companies	26,641	45,649
Other liabilities	—	4,239
Funds to be capitalized	13	13

Total liabilities	559,311	1,963,164

Statement of income:
Income	141,956	7,515

Telecommunications services	122,183	(* )
Financial income	15,801	1,393
Other operating income	3,972	6,122
Costs and expenses	(778,362)	(1,275,157)
Cost of services provided	(49,361)	(46,094)
Selling	(127,211)	(98,477)
General and administrative	(89,576)	(101,243)
Financial expenses	(365,166)	(946,132)
Other operating expenses	(98,248)	(83,211)
Nonoperating expenses	(48,800)	—

(*)	Data not available for December 31, 2001.

Accounts receivable refer to receivables for telecommunications services, principally from Telefônica Empresas S.A. and Terra Networks Brasil S.A., and to receivables for international long-distance services, principally from Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A.

Other recoverable amounts in current assets refer to advances made to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and Atento Brasil S.A.

Other current and noncurrent assets are composed of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Tele Sudeste Celular Participações S.A., Emergia Brasil Ltda., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telerj Celular S.A., Telefónica Data do Brasil Ltda., Terra Networks Brasil S.A. and other companies of the Group, for services rendered, consulting fees, salaries, travel and other expenses paid by the Company, to be reimbursed by the respective companies.

Amounts for capitalization comprise an advance for a future capital increase in Companhia AIX de Participações, net of an allowance for losses.

Accounts payable comprise services rendered principally by Atento Brasil S.A., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and Telefônica Factoring do Brasil Ltda., and for international long-distance services, principally by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A.

Payables to related companies in current an long-term liabilities are composed principally of amounts payable for consulting services and commissions from Telefónica International S.A., administrative services related to accounting, finance, human resources, asset protection, logistic and computer technology from Telefónica Gestão de Serviços Compartilhados do Brasil Ltda., voice communication and data services from Telefónica Empresas S.A. and call center services from Atento Brasil S.A.

Telecommunication services income comprises billings, principally to Telefônica Empresas S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Financial income is represented principally by the TJLP applied to amounts for capitalization with Companhia AIX de Participações.

The cost of services provided and selling expenses refer mainly to customer service provided by Atento Brasil S.A., and administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. Cost of services provided also comprises network interconnection, provided by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A., Telefónica del Peru and Telefónica de España S.A.

General and administrative expenses refer principally to administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and to management fees to Telefónica Internacional S.A.

Financial expenses are represented principally by exchange rate variations and interest arising from the loans with Telefónica S.A. and Telefónica Internacional S.A.

Other operating expenses refer to commissions on voice services and data communications rendered by Telefônica Empresas S.A.

Nonoperating expenses refer to the provision for losses on amounts for capitalization.

29.	COMMITMENTS

a)	Capital expenditures

The Company will submit to the Board of Directors the capital expenditure budget for 2003, in the amount of R$1,445,000, which will than be submitted for approval at the Annual Shareholders’ Meeting. Funds will be provided from the Company’s cash flows and financing.

b)	ANATEL commitments

Quality and universalization targets for fixed-switch telephone service are available to monitor the Company’s performance at ANATEL’s website: www.anatel.gov.br.

30.	INSURANCE

TGP Brasil Corretora de Seguros e Resseguros Ltda., the Group’s in-house broker, and a branch of Pleyade Peninsular Correduria de Seguros Y Reaseguros, both directly subordinated to Subdirección General de Riesgos y Seguros Corporativos, presently analyzes insurance coverage needs, performs research, contracts and manages all the insurance coverage for the Company, also performing risk and loss management.

The principal policies cover:

•	Operating risks, covering physical damages and business interruption for the entire plant.

•	General civil (RCG) and car fleet liability (RCF-V).

•	ANATEL guarantee insurance.

•	Other risks.

•	Domestic and international freight.

•	Group life insurance.

•	Health insurance.

The policy of the Company and its subsidiaries, as well as of Group Telefónica, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines.

31.	FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.42% in Portugal Telecom.

Additionally, the Company has a direct interest of 0.64% and an indirect interest of 0.21% in that company, carried under the cost method. The investment, at market value, is based on the last quotation of December 2002 at the Lisbon Stock Exchange for Portugal Telecom, equivalent to 6.55 euros (8.75 euros in December 2001):

	Consolidated
	2002		2001
	Book value	Market value	Book value	Market value
Portugal Telecom—direct interest	75,362	193,803	75,362	139,112
Portugal Telecom—indirect interest through Aliança Atlântica	72,569	64,601	40,461	47,057

Total	147,931	258,404	115,823	186,169

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps and options) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. On December 31, 2002, 91% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99.99% of the debt was covered by asset positions on currency hedge transactions (swap for CDI). Swap operations was made to cover the future maturities of the debt in foreign currency, indexed to LIBOR, at fixed or variable interest. Gains or losses on these operations are recorded in income. In 2002, these transactions resulted in a consolidated net gain of R$1,218,026, with an asset on December 31, 2002 of R$890,520 to recognize existing unrealized gains.

On December 31, 2002 and 2001, the Company’s net exposure to exchange rate risk, at book and market values, is as follows:

	Consolidated
	2002		2001
	Book value	Market value	Book value	Market value
Liabilities:
Loans and financing	4,169,662	3,318,458	4,004,032	4,090,102
Suppliers	74,857	74,857	—	—
Asset position on swaps	4,244,132	3,790,553	2,974,226	3,077,006
Asset position on options	—		1,027,937	(i	)

Net exposure	387		1,869

(i)	As of December 31, 2001, the Company had US$443,300,000 outstanding in various exchange options, including calls, call spreads and “informal desk operations”. On that date, the market value of these operations represented an asset of R$23,600, in case the Company intended to cancel such operations, while the respective net book value was R$32,600. The Black & Scholes model was used to determine the market value of these operations.

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b)	Interest rate risk

This risk originates from the possibility that the Company may incur losses due to interest rate fluctuations, which would increase the financial expenses related to loans and financing obtained in the foreign market. The Company has derivative contracts to reduce this risk, at a book value of R$128,859, representing a market value of R$129,488, and the Company continually monitors market interest rates, aiming at evaluating the possible need for other derivative operations, to protect itself against the risk of volatility in these rates.

On December 31, 2002, the Company had R$4,169,662 in loans and financing, of which R$3,937,153 bore interest at fixed rates and R$232,509 bore interest at floating rates (Libor). Although part of the debt was contracted at fixed rates, the entire debt was effectively converted to floating rates, as a result of swap contracts based on the CDI. The Company invests its excess cash as temporary cash investments of R$490,640 (R$206,298 as of December 31, 2001), mainly in short-term instruments, based on the CDI. The book value of these instruments approximates market value, due to their short-term maturity.

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates which affect the Company’s debt.

c)	Debt acceleration risk

As of December 31, 2002, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been completely complied with by the Company and do not restrict its capacity to conduct its regular business.

d)	Credit risk

This risk arises from the possibility that the Company may incur losses from the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

As of December 31, 2002, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

32.	MANAGEMENT COMPENSATION

Total annual management compensation, for the period from April 3, 2002 and the date of the Annual Shareholders’ Meeting in 2003, was defined at R$10,080. Of this total, the amount of R$6 is allocated as individual monthly compensation for members of the Board of Directors, and the balance is to be distributed among senior management, by the Board of Directors. Those amounts, which include fixed and variable compensation, will be in effect until the next Annual Shareholders’ Meeting that will analyze the accounts for the year 2002.

33.	SUBSEQUENT EVENTS

On January 23, 2003, the Company obtained funds from JBIC—Japan Bank for International Cooperation, in the amount of 29,762,500,000 yen (equivalent to US$251.25 million), as agreed on December 30, 2002. The period of this loan is six years and six months, subject to yen Libor plus 1.25% per annum, without guarantees. The funds will be used for expansion and modernization of the fixed telephony network. To cover possible risks relating to exchange losses, the Company has entered into derivative operations.

The Steering Committee of ANATEL, in its 240th meeting held on January 29, 2003, granted the Company a license to explore Multimedia Communications Service (SCM) nationwide, for the purpose of providing voice and data services through Points-of-Presence (POPs), comprised of telecommunications networks and circuits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

By:	/s/ Charles E. Allen
Name: Charles E. Allen
Title: Investor Relations Director

Date: April 03, 2003.